JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

GRENVILLE GOLD CORPORATION
Suite 207 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 669-8842

JOINT NEWS RELEASE

February 5, 2008

JOURNEY AND GRENVILLE GOLD
ENTER INTO JOINT VENTURE ON SILVERIA PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) and Grenville Gold Corporation (TSX-V: GVG.V, OTCBB: GVLGF.PK, FRANKFURT: F9I.F, WKN: A0KELU) (“Grenville”) are pleased to announce that, subject to regulatory approval, they have entered into a joint venture agreement (the “Joint Venture Agreement”), whereby Journey may acquire from Grenville, through its wholly subsidiary, up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru (the “Property”), by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

Highlights

  The Silveria claims encompass the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District, Province of Huarochiri, Department of Lima, Peru.

  The Silveria Property is 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

  Past Production from Millotingo Mine.

Ag (oz)	Cu (lb)	Zn (lb)
39 mil	97 mil	44 mil

• a total of 2.6 million tonnes of mill feed is reported to have been produced (Cavanagh and Glover, 1990), at an average grade of 14.50 troy ounces per short ton of silver with gold as a byproduct (an average headgrade of 21.50 troy ounces per short ton of silver is reported for production years 1962 to 1973) (Stone, David, PEng, Godden, Stephen, CEng, FIMMM, technical report on the Silveria project, Aug. 20, 2007)."

  Grab Samples reported June 4, 2007 by Grenville Gold Corp.
Sample #	Vein	Au g/t	Ag g/t	Cu %	Pb %	Zn %
PA-17	Germania	0.325	274	3.90	3.65	4.92
PA-21	Reserva	0.322	103	0.13	2.32	19.70
PA-28	Ernesto Segundo	0.717	2200	0.12	6.79	8.85
PA-34	Millotingo	2.63	401	0.01	0.04	0.07

Background

Grenville has recently received reports from its Peruvian subsidiary that the mineral titles in the Silveria region now total 3959 hectares. This includes 2487.23 hectares in mineral titles that have been granted by the Peruvian government, 141 hectares of mineral titles won by auction and 1330.76 hectares of mineral titles purchased. The Silveria claims encompass the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District, Province of Huarochiri, Department of Lima, Peru.

Grenville has advanced the Property as rapidly as possible since acquiring the claims in January 2007. To date, Grenville has completed a NI 43-101 Technical Report on the project, purchased 3393 hectares of land, digitized previous mine plans, completed a topographical map, completed a 3D model of the Pacococha Mine, obtained a blasting permit, continued rehabilitation of several mine portals, and started stockpiling mineralized rock for transportation to one of the local mills in the area for processing.

The Silveria Property NI 43-101 Technical Report is available for viewing at: http://www.grenvillegoldcorp.com/Properties/Silveria/tabid/63/Default.aspx.

As previously reported in a news release dated June 4, 2007, the Property was in production up until 1991, but has not received serious attention until now. Published documentation on historical production, reserves, reserve ore grades and estimated mine life at December 1990 on the Millotingo and Pacococha Mine are available through “The Peru Report’s Guide to Mines and Miners in Peru – Las Minas Del Peru”, 1992, page 197-199, 223- 225”, researched and edited by Jonathon Cavanagh, (Published by Peru Reporting Servicios Editoriales S.R.L.)

“Few readily available details exist with regard to the Millotingo mine, which is reported to have closed down in 1992 due to a combination of weak metal prices and local terrorist activity by Shining Path. It has, however, been reported (Lamond, 2006, Cavanagh and Glover, 1990) that the Millotingo deposit is characterized by 0.5 to one metre wide, silver-rich/base metal depleted veins that were mined from 1962 to 1992 by Cia. Minera Millotingo S.A. During this 30 year period a 350 tonnes per day mill was operated at the mine:

• a total of 2.6 million tonnes of mill feed is reported to have been produced (Cavanagh and Glover, 1990), at an average grade of 14.50 troy ounces per short ton of silver with gold as a byproduct (an average headgrade of 21.50 troy ounces per short ton of silver is reported for production years 1962 to 1973), from which a total of 95,000 tonnes of silver concentrates is reported to have been produced, which contained about 39 million ounces of silver and 90,000 ounces of gold (Cavanagh and Glover, 1990).

On closure, the mine had a reported mineral resource of 661,000 tonnes grading 12.8 troy ounces per tonne of silver (Cavanagh and Glover, 1990). The resource estimate is not NI 43-101 compliant and in any event, the available (i.e. developed) resources were subsequently depleted due to an unknown amount of independent/artisan mining activity, evidence for which could be seen at the Millotingo mill site during MineFill’s January 2007 site visit.” (Stone, David, PEng, Godden, Stephen, CEng, FIMMM, Technical Report on the Silveria Project, Aug. 20, 2007)."

(This data is historical production, which has not been sufficiently verified by a qualified person to be classified as current production calculations. Neither Grenville nor Journey are treating this historical production as current production and therefore, this historical production should not be relied upon).

The terms of the Joint Venture Agreement between Grenville, its wholly owned Canadian subsidiary, its 90% owned Peruvian subsidiary and Journey include certain funding and expenditure requirements by Journey. Journey must fund an amount of CDN$1,300,000 in development and exploration expenditures on the Property on or before March 15, 2008, and a further CDN$1,500,000 by June 15, 2008, at which time Journey will have been deemed to have earned a 25% interest in and to the Property. If Journey funds a further CDN$3,000,000 in development and exploration expenditures on the Property, on or before November 30, 2008, Journey will have earned a 50% interest in and to the Property under the joint venture. At this time, Journey will maintain an option to earn an additional 25% interest in and to the Property for a total 75% interest, by funding a further CDN$6,000,000 in development and exploration expenditures on the Property on or before January 31, 2011. Grenville shall, however, have a one-time option to elect to fund the equivalent amount of CDN$6,000,0000 under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis. All funds are to be deposited into a joint venture account within the required time limits for the purpose of funding work on the Property under the joint venture.

Subject to regulatory approval, Journey will be paying a finders’ fee in the amount of 400,000 common shares of its capital in connection with this transaction.

Mr. Paul Gill, President of Grenville, commented: “We are very pleased to have finalized agreements with Journey and look forward to jointly developing the Property with the continued intention of placing the Property into production as soon as possible”.

Mr. Jack Bal, President of Journey, commented: “We are very excited about concluding agreements with Grenville Gold on the Silveria Property and look forward to commencing a work program on the Property immediately”.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

Grenville Gold Corporation is a junior resource company seeking prospective properties in Peru and Ecuador. The Company has three operating subsidiaries: a 90%-owned subsidiary in Peru which owns the Silveria Property, Espanola Property and the Chorobal Property; Minera MineGreville S.A. in Ecuador which has an option to acquire the La Tigrera Project; and Parkman Diamond Corp. in Ontario, Canada which owns the Parkman Diamond Prospect. Grenville Gold plans to leverage the experience of its board and management in exploration and mining to develop its growth strategy in North and South America..

ON BEHALF OF JOURNEY RESOURCES CORP. AND GRENVILLE GOLD CORPORATION

“Jatinder (Jack) Bal”	“A. Paul Gill”

JATINDER (JACK) BAL	A. PAUL GILL
President & CEO	President & CEO
JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORPORATION

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

For further information on Grenville Gold Corporation, please contact A. Paul Gill at (604) 669-8842, e-mail at pgill@grenvillegold.com , or visit our website at www.grenvillegoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.